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                                                                       EXHIBIT 1

[WESTPAC
AUSTRALIA'S FIRST BANK LOGO]      Westpac Banking Corporation ABN 33 007 457 141

                                 GROUP SECRETARIAT
                                 Level 25, 60 Martin Place
                                 GPO Box 1
                                 SYDNEY NSW 2000
                                 Telephone: (61 2) 9216 0390
                                 Facsimile: (61 2) 9226 1888


DATE:     5 November 2002

TO:       Chief Executive for New Zealand,
            Wellington                                 BY FACSIMILE
          General Manager, European Division,
            London
          Legal Services, New York (Attention:
            Mary Haggarty)                             NO. OF PAGES: 2
                                                       (incl. this page)
          Mr Sim Yong Nam / Mr Alex Lee,
            Singapore Stock Exchange

SUBJECT:  QUOTED CAPITAL
          LISTING APPLICATION FOR EX-DIVIDEND SHARES ALLOTTED ON EXERCISE OF OPTIONS PURSUANT TO SENIOR OFFICERS' SHARE PURCHASE SCHEME


For information and advice if/as necessary to offshore stock exchanges and other authorities.

Westpac has today applied for Official Quotation (Listing ) of 1,127,000 fully paid ordinary shares allotted following exercise of options under the Westpac Senior Officers Share Purchase Scheme (SOSPS) all of which were fully paid up prior to the record date of 27 November 2002. In accordance with the SOSPS rules applicable to those SOSPS options the shares are no longer ex-dividend.

Westpac's capital remains 1,754,034,869 fully paid ordinary shares as advised earlier today. All 1,754,034,869 fully paid ordinary shares are now quoted.

Regards



Julie Thorburn
Head of Group Secretariat (Acting)


COPY TO: Sarah Swale, Legal Services, Wellington (please copy to Simon Jensen, General Counsel for New Zealand)
               Robin Thomas, Legal Department, London


                                                              www.westpac.com.au

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[WESTPAC
AUSTRALIA'S FIRST BANK LOGO]      Westpac Banking Corporation ABN 33 007 457 141

                                   GROUP SECRETARIAT
                                   Level 25, 60 Martin Place
                                   SYDNEY NSW 2000
                                   Telephone: (61 2) 9216 0390
                                   Facsimile: (61 2) 9226 1888


19 November 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


Dear Sir/Madam

               OPTION GRANT - GENERAL MANAGEMENT SHARE OPTION PLAN

Options were granted on 19 November 2002, under Westpac's General Management Share Option Plan. Details are:

1.   Closing date of issue                    15 November 2002

2.   Number of options issued                 75,000

3.   Amount paid per option                   Nil

4.   Issue price                              $13.30

5. Options are not eligible to participate in dividends. Fully paid ordinary shares allotted upon the exercise of options rank immediately for dividends.

6.   The options will not be listed and are not transferable.

7. Subject to satisfaction of performance requirements as outlined in the Plan, options may be exercised in multiples of 1,000 no sooner than the day 3 years after date of grant (19 November 2005) and no later than the day 10 years after date of grant. If not exercised, the option will lapse.

8. On retirement or death in service, options are to be exercised within 12 months of retirement or date of death, or within 10 years, whichever is sooner - otherwise the options will be forfeited.

9.   On resignation/dismissal, the options will be forfeited.

10. Options shall not participate in any bonus issue of securities unless and until they are exercised.

11.  Listing Rule 7.2 (Exception 9) applies to this issue of options.

Yours sincerely



Julie Thorburn
Head of Group Secretariat (Acting)
[GRAPHIC] (02) 9216 0390


                                                              www.westpac.com.au

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[WESTPAC
AUSTRALIA'S FIRST BANK LOGO]      Westpac Banking Corporation ABN 33 007 457 141

                                   GROUP SECRETARIAT
                                   Level 25, 60 Martin Place
                                   SYDNEY NSW 2000
                                   Telephone: (61 2) 9216 0390
                                   Facsimile: (61 2) 9226 1888


19 November 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


Dear Sir/Madam

              OPTION GRANT - SENIOR OFFICERS SHARE PURCHASE SCHEME

Options were granted on 18 November 2002 under Westpac's Senior Officers Share Purchase Scheme. Details are:

1.   Closing date of issue                    15 November 2002

2.   Number of options issued                 140,000

3.   Amount paid per option                   Nil

4.   Issue price                              $13.07

5. Options are not eligible to participate in dividends. Fully paid ordinary shares allotted upon the exercise of options rank immediately for dividends.

6.   The options will not be listed and are not transferable.

7. Options may be exercised in multiples of 1,000 no sooner than the day 3 years after date of grant (18 November 2005) and no later than the day 10 years after date of grant. If not exercised, the option will lapse.

8. On retirement or death in service, options are to be exercised within 12 months of retirement or date of death, or within 10 years, whichever is sooner - otherwise the options will be forfeited.

9.   On resignation/dismissal, the options will be forfeited.

10. Options shall not participate in any bonus issue of securities unless and until they are exercised.

11.  Listing Rule 7.2 (Exception 9) applies to this issue of options.

Yours sincerely



Julie Thorburn
Head of Group Secretariat (Acting)
[GRAPHIC] (02) 9216 0390


                                                              www.westpac.com.au

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[WESTPAC
AUSTRALIA'S FIRST BANK LOGO]      Westpac Banking Corporation ABN 33 007 457 141

                                   GROUP SECRETARIAT
                                   Level 25, 60 Martin Place
                                   GPO Box 1
                                   SYDNEY NSW 2000
                                   Telephone: (61 2) 9216 0390
                                   Facsimile: (61 2) 9226 1888


25 November 2002


Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


Dear Sir/Madam

WESTPAC BANKING CORPORATION -  PAID UP CAPITAL
                            -  QUOTED CAPITAL

A total of 166,537 new fully paid shares were allotted today following the exercise of options pursuant to Westpac's Senior Officers' Share Purchase Scheme (SOSPS) and Westpac's General Management Share Option Plan (GMSOP).

PAID-UP CAPITAL

Previously:    1,753,720,903 ordinary shares of $1.00 each fully paid.

Now: 1,753,887,440 (increase of 166,537) ordinary shares of $1.00 each fully paid.

QUOTED CAPITAL

Quoted capital is increased to 1,752,884,440 (increase of 52,000) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 998,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date on 27 November 2002 and listing will be sought shortly after that date.

Yours faithfully



Julie Thorburn
Head of Group Secretariat (Acting)


                                                              www.westpac.com.au

[WESTPAC
AUSTRALIA'S FIRST BANK LOGO]      Westpac Banking Corporation ABN 33 007 457 141

                                   GROUP SECRETARIAT
                                   Level 25, 60 Martin Place
                                   GPO Box 1
                                   SYDNEY NSW 2000
                                   Telephone: (61 2) 9216 0390
                                   Facsimile: (61 2) 9226 1888


26 November 2002


Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


Dear Sir/Madam

WESTPAC BANKING CORPORATION -  PAID UP CAPITAL
                            -  QUOTED CAPITAL

A total of 147,429 new fully paid shares were allotted today following the exercise of options pursuant to Westpac's Senior Officers' Share Purchase Scheme (SOSPS).

PAID-UP CAPITAL

Previously:    1,753,887,440 ordinary shares of $1.00 each fully paid.

Now: 1,754,034,869 (increase of 147,429) ordinary shares of $1.00 each fully paid.

QUOTED CAPITAL

Quoted capital is increased to 1,752,907,869 (increase of 18,429) $1.00 fully paid ordinary shares. Please note the amount of quoted capital set out in the notice dated 25 November 2002 was understated by 5,000 shares due to an administrative error. All other details were correct. We apologies for any inconvenience this may have caused.

Since the record date of 13 June 2002, 1,127,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date on 27 November 2002 and listing will be sought shortly after that date.


Yours faithfully



Julie Thorburn
Head of Group Secretariat (Acting)


                                                              www.westpac.com.au

[WESTPAC
AUSTRALIA'S FIRST BANK LOGO]      Westpac Banking Corporation ABN 33 007 457 141

                                   GROUP SECRETARIAT
                                   Level 25, 60 Martin Place
                                   SYDNEY NSW 2000 Australia
                                   Telephone: (61 2) 9216 0390
                                   Facsimile: (61 2) 9226 1888
                                   jthorburn@westpac.com.au


28 November 2002


The Company Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


Dear Sir

                            FOR RELEASE TO THE MARKET

The price at which shares will be allotted on 20 December 2002 under Westpac's Dividend Reinvestment Plan will be $13.95.


Yours sincerely



JULIE THORBURN
Head of Group Secretariat (Acting)


[OFFICIAL PARTNER AUSTRALIAN OLYMPIC TEAM LOGO]               www.westpac.com.au